11-387

18008468

Form G-FIN

Notice of Government Securities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Filing Status of notice (check as applicable):

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker & Dealer

3. Filing status of notice (check as applicable):

A. ☐ Notice
B. ☒ Amendment

SEC Mail Processing Section
AUG 27 2018
Washington DC
408

4. A. Full name of the Financial Institution:

Bank of America, N.A.

B. Address of principal office of Financial Institution:

100 N Tryon Street, Charlotte, NC 28255

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

214 N Tryon Street, Charlotte, NC 28255

D. Mailing address if different from (B) or (C):

9000 Southside Blvd, Bldg 200, Mail Code: FL9-200-04-16, Jacksonville FL 32246

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Jane R. Michael	Director/Senior Registration Manager	904-218-4044

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No
(If yes, provide addresses and describe activities.)

901 Main St, Dallas, TX 75202

101 California St, San Francisco, CA 94111

One Bryant Park, New York, NY 10036

540 W Madison St, Chicago, IL 60661

214 N Tryon St, Hearst Tower, Charlotte, NC 28255

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the Financial Institution's government securities broker or government securities dealer activities:

Last	First	Middle	Title
~~AIRING~~	~~BRADLEY~~	~~TODD~~	~~MANAGING DIRECTOR~~
~~BOOKER~~	~~RHONDA~~	~~G~~	~~DIRECTOR~~
~~DE MARE~~	~~JAMES~~	~~P~~	~~MANAGING DIRECTOR~~
~~ERICKSON~~	~~JULIA~~	~~ANN~~	~~VICE PRESIDENT~~
GAUBERT	JULIEN		MANAGING DIRECTOR
GUARDINO	JOSEPH	ANTHONY	MANAGING DIRECTOR
~~HAMMONTREE~~	~~KATHY~~	~~D.~~	~~DIRECTOR~~
~~HOLLENDER~~	~~STEVEN~~	~~IRA~~	~~MANAGING DIRECTOR~~
LEBENTAL	SIDNEY		DIRECTOR
~~MOONEY~~	~~STEPHEN~~	~~R~~	~~DIRECTOR~~
~~RAULS~~	~~LA-YONA~~	~~G~~	~~DIRECTOR~~
~~SCHUER~~	~~CHRISTOPHER~~	~~CHARLES~~	~~DIRECTOR~~
~~TRANCHINA~~	~~MARK~~	~~STEVEN~~	~~DIRECTOR~~
~~WHITE III~~	~~JULIAN (IAN)~~	~~B~~	~~DIRECTOR~~
* GUPTA	KAVI		MANAGING DIRECTOR
* STANLEY	MICHAEL	H	MANAGING DIRECTOR
* FLAMMIA	CHRISTOPHER		DIRECTOR
* BROMMER	GEORGE	K	MANAGING DIRECTOR

* Individuals added

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes B. ☐ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U4 for all such persons with this Notice).

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See17 C.F.R. 400.4(c). Similar requirements are applicable to Form MSD-4 and Form U-4.)

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

JULIEN — GAUBERT

First Middle Last Title

Manual Signature

08/23/2018

Date

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1530-0064

1. Applicant Name Stanley (Last) Michael (First) H (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name Bank of America, N.A.

   B. Registration Number 8 6 2 1 4 6

   C. Main Address 214 N. Tyron Street, Charlotte, NC 28255

3. Office of Employment of Applicant 1 BRYANT PARK, New York, NY 10036

4. Date of Employment of Applicant

5. To Be Filed With The Following (Indicate One):

   Board of Governors of the Federal Reserve System ☐
   Comptroller of the Currency ☒
   Federal Deposit Insurance Corporation ☐
   Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☐	☐
E. Processing and clearance activities with respect to government securities:	☐	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☐	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted

05/22/18 (Date) James DeMare (Print Name of Supervisor of Applicant) [signature] (Signature of Supervisor of Applicant)

COPY

PERSONAL HISTORY OF APPLICANT

8. Stanley (Last Name) Michael (First) H (Middle)

9. 1050 Park Avenue #13C (Resident Street Address)

10. New York (City) NY (State) 10028 (ZIP Code)

11. 09/11/77 (Date of Birth)

12. Boston (Place of Birth)

13. Any other name ever used or by which known: N/A

14. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
Bank of America	09/15	Now	M.D.		Full
Goldman Sachs	02/99	08/15	M.D.	Resigned	Full

15. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State ZIP Code)	From Mo. Yr.	To Mo. Yr.
1050 Park Avenue #13C New York, NY 10028	10/13	Now
118 E. 60TH STREET APT# 4H, New York, NY 10022	01/2006	10/2013

COPY

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

16. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
 (1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☒
 (2) any other felony? .... Yes ☐ No ☒

B. Has any domestic or foreign court ever:
 (1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☒
 (2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☒

C. Has the Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
 (1) found you to have made a false statement or omission? .... Yes ☐ No ☒
 (2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☒
 (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
 (4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☒
 (5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☒

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
 (1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☒
 (2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☒
 (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
 (4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☒
 (5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☒
 (6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☒

E. Has any self-regulatory organization or commodities exchange:
 (1) found you to have made a false statement or omission? .... Yes ☐ No ☒
 (2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☒
 (3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☒
 (4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☒

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 16 A., B., or D.? .... Yes ☐ No ☒

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☒

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☒

(2) fraud or the wrongful taking of property? .... Yes ☐ No ☒

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☒

Date 05/22/18 Signature of Applicant [signature]

COPY

FORM G-FIN-4 ACKNOWLEDGMENT

17. Applicant Name Michael H Stanley

18. Financial Institution Government Securities Broker or Dealer Name Bank of America, N.A.

19. Financial Institution Government Securities Broker or Dealer Address 9000 Southside Blvd Bldg 200, 4th Floor
Jacksonville, FL 32256

Receipt Stamp

20. Attention Ritchie Cachin

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 20. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Public reporting burden for this collection of information is estimated to average 2 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Fiscal Service, Government Securities Regulations Staff, 3201 Pennsy Drive, Building E, Landover, MD 20785-1603; and to the Office of Management and Budget, (1530-0064) Washington, DC 20503.

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1530-0064

1. Applicant Name Flammia (Last) Christopher (First) None (Middle (if none, so specify))

2. Financial Institution Government Securities Broker or Dealer:
   A. Name Bank of America, N.A.
   B. Registration Number 8 6 2 1 4 6
   C. Main Address 214 N. Tyron Street, Charlotte, NC 28255

3. Office of Employment of Applicant 1 BRYANT PARK, New York, NY 10036

4. Date of Employment of Applicant 05/30/2017

5. To Be Filed With The Following (Indicate One):

- Board of Governors of the Federal Reserve System ☐
- Comptroller of the Currency ☒
- Federal Deposit Insurance Corporation ☐
- Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	—
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	—	☐
E. Processing and clearance activities with respect to government securities:	☐	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☐	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

BANK OF AMERICA
Employer

Name and Position of Person Contacted

4-24-18
Date

Stephen Weinstein
Print Name of Supervisor of Applicant

[signature]
Signature of Supervisor of Applicant

COPY

PERSONAL HISTORY OF APPLICANT

8. flammia (Last Name) christopher (First) (Middle)

9. 250 west street 7k (Resident Street Address)

10. new york (City) ny (State) 10013 (ZIP Code)

11. 12/27/1968 (Date of Birth)

12. malden, ma (Place of Birth)

13. Any other name ever used or by which known:

14. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
bank of america	5/2017	present	sales		full
goldman sachs	9/2013	5/2017	sales	quit	full
barclays capital	5/2004	6/2013	trading	downsize	full

15. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State ZIP Code)	From Mo. Yr.	To Mo. Yr.
250 west street 7k new york new york 10013	07/2013	present
130 WEST 19TH STREET APT 11D New York, NY 10011	08/2010	07/2013

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

16. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
   (1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☒
   (2) any other felony? .... Yes ☐ No ☒

B. Has any domestic or foreign court ever:
   (1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☒
   (2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☒

C. Has the Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
   (1) found you to have made a false statement or omission? .... Yes ☐ No ☒
   (2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☒
   (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
   (4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☒
   (5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☒

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
   (1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☒
   (2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☒
   (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒
   (4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☒
   (5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☒
   (6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☒

E. Has any self-regulatory organization or commodities exchange:
   (1) found you to have made a false statement or omission? .... Yes ☐ No ☒
   (2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☒
   (3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☒
   (4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☒

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 16 A., B., or D.? .... Yes ☐ No ☒

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☒

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☒

(2) fraud or the wrongful taking of property? .... Yes ☐ No ☒

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☒

Date 04/25/208 Signature of Applicant ______________________

FORM G-FIN-4 ACKNOWLEDGMENT

17. Applicant Name Christopher Flammia

18. Financial Institution Government Securities Broker or Dealer Name Bank of America, N.A.

19. Financial Institution Government Securities Broker or Dealer Address 9000 Southside Blvd Bldg 200, 4th Floor
Jacksonville, FL 32256

Receipt Stamp

20. Attention Ritchie Cachin

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 20. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1530-0064

1. Applicant Name Brommer III (Last) George (First) K (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name Bank of America, N.A.

   B. Registration Number 8 6 2 1 4 6

   C. Main Address 214 N. Tyron Street, Charlotte, NC 28255

3. Office of Employment of Applicant 1 BRYANT PARK, New York, NY 10036

4. Date of Employment of Applicant 03/27/2006

5. To Be Filed With The Following (Indicate One):

   Board of Governors of the Federal Reserve System ☐
   Comptroller of the Currency ☒
   Federal Deposit Insurance Corporation ☐
   Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☐	—
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☐	—
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☐	—
E. Processing and clearance activities with respect to government securities:	☐	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☐	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

BANK OF AMERICA
Employer

Name and Position of Person Contacted

4-30-18
Date

Matthew McQueen
Print Name of Supervisor of Applicant

Signature of Supervisor of Applicant

COPY

PERSONAL HISTORY OF APPLICANT

8. Brommer III (Last Name) George (First) K (Middle)

9. 90 Franklin St. Apt. 3S (Resident Street Address)

10. New York (City) NY (State) 10013 (ZIP Code)

11. 12/21/77 (Date of Birth)

12. Lauderdale, Pennsylvania (Place of Birth)

13. Any other name ever used or by which known: —

14. Employment History
The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
Bank of America; 1 Bryant Park	5/2006	current	MBS Trading	–	Full

15. Residential History
The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State ZIP Code)	From Mo. Yr.	To Mo. Yr.
90 Franklin St. Apt. 3S New York, NY 10013	5/2011	Current

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

16. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
  (1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☑
  (2) any other felony? .... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
  (1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☑
  (2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☑

C. Has the Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
  (1) found you to have made a false statement or omission? .... Yes ☐ No ☑
  (2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☑
  (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
  (4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☑
  (5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
  (1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☑
  (2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☑
  (3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
  (4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☑
  (5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☑
  (6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
  (1) found you to have made a false statement or omission? .... Yes ☐ No ☑
  (2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☑
  (3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☑
  (4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in Items 16.A., B., or D.? ..... Yes ☐ No ☒

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? ..... Yes ☐ No ☒

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? ..... Yes ☐ No ☒

(2) fraud or the wrongful taking of property? ..... Yes ☐ No ☒

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? ..... Yes ☐ No ☒

Date 4/24/2018 Signature of Applicant [signature]

COPY

FORM G-FIN-4 ACKNOWLEDGMENT

17. Applicant Name George K. Brommer III

18. Financial Institution Government Securities Broker or Dealer Name Bank of America, N.A.

19. Financial Institution Government Securities Broker or Dealer Address 9000 Southside Blvd Bldg 200, 4th Floor
Jacksonville, FL 32256

Receipt Stamp

20. Attention Ritchie Cachin

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 20. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1530-0064

1. Applicant Name Gupta (Last) Kavi (First) None (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name Bank of America, N.A.

   B. Registration Number 8 6 2 1 4 6

   C. Main Address 214 N. Tyron Street, Charlotte, NC 28255

3. Office of Employment of Applicant 1 BRYANT PARK, NEW YORK, NEW YORK, 10036

4. Date of Employment of Applicant 09/05/2006

5. To Be Filed With The Following (Indicate One):

   Board of Governors of the Federal Reserve System ☐
   Comptroller of the Currency ☒
   Federal Deposit Insurance Corporation ☐
   Securities and Exchange Commission ☐

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of government securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☒	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☒	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☒	☐
E. Processing and clearance activities with respect to government securities:	☒	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☒	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Bank of America, N.A. (Employer)

Kavi Gupta, Co-head Global Rates & CPM (Name and Position of Person Contacted)

29 Jun 18 (Date)

James DeMare (Print Name of Supervisor of Applicant)

[signature] (Signature of Supervisor of Applicant)

COPY

PERSONAL HISTORY OF APPLICANT

8. Gupta (Last Name) Kavi (First) (Middle)

9. 167 Perry St #4NQ (Resident Street Address)

10. New York (City) NY (State) 10014 (ZIP Code)

11. 08 Feb 81 (Date of Birth)

12. New York (Place of Birth)

13. Any other name ever used or by which known: ____

14. Employment History

The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
Bank of America Merrill Lynch	09 / 06	Present	Managing Director		Full time

15. Residential History

The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State ZIP Code)	From Mo. Yr.	To Mo. Yr.
167 Perry St, #4NQ, New York, NY 10014	5/ 2013	Present

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

16. Definitions

- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:

(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☒

(2) any other felony? .... Yes ☐ No ☒

B. Has any domestic or foreign court ever:

(1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☒

(2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☒

C. Has the Securities and Exchange Commission or the Commodity Futures Trading Commission ever:

(1) found you to have made a false statement or omission? .... Yes ☐ No ☒

(2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☒

(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒

(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☒

(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☒

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:

(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☒

(2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☒

(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☒

(4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☒

(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☒

(6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☒

E. Has any self-regulatory organization or commodities exchange:

(1) found you to have made a false statement or omission? .... Yes ☐ No ☒

(2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☒

(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☒

(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☒

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 16 A., B., or D.? .... Yes ☐ No ☐

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☐

H. Have you been discharged or permitted to resign because you were accused of:

(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☐

(2) fraud or the wrongful taking of property? .... Yes ☐ No ☐

(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☐

Date 29- Jun- 18 Signature of Applicant [signature]

COPY

FORM G-FIN-4 ACKNOWLEDGMENT

17. Applicant Name Gupta, Kavi (No Middle Name)

18. Financial Institution Government Securities Broker or Dealer Name Bank of America, N.A.

19. Financial Institution Government Securities Broker or Dealer Address 9000 Southside Blvd. Bldg 200, 4th FL
Jacksonville, FL 32256

Receipt Stamp

20. Attention Ritchie Cachin

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 20. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.